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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

WESTAR ENERGY, INC.

Westar Energy, Inc. (Westar Energy) hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the Act) and submits the following information.

Introductory Note:

Westar Energy is filing this statement without 2004 financial statements because such financial statements are not available as of the required filing date for the statement. Westar Energy will file an amended statement containing the financial statements as soon as they become available, which is expected to be on or before March 16, 2005, the filing date for Westar Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Westar Energy is a Kansas corporation whose principal executive offices are located at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Energy’s mailing address is P.O. Box 889, Topeka, Kansas 66601. During 2004, Westar Energy’s principal business consisted of the production, purchase, transmission, distribution and sale of electricity. Westar Energy provided retail electric service to approximately 352,000 residential, industrial and commercial customers located in Kansas. Westar Energy also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and to entities outside of Kansas through interconnections located within and outside of Kansas. As of December 31, 2004, Westar Energy’s subsidiaries (as defined in the Act) were as follows:

A.	Kansas Gas and Electric Company (KGE) is a Kansas corporation with principal offices at 120 East First Street, Wichita, Kansas 67201. KGE is a wholly owned subsidiary of Westar Energy and provides electric services to customers in the south central and southeastern portion of Kansas, including the city of Wichita. During 2004, KGE provided retail electric services to approximately 301,000 residential, commercial and industrial customers located in Kansas. KGE also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and to entities outside of Kansas through interconnections located within and outside of Kansas. KGE does not own or operate any gas properties. KGE owns a 47% interest in the following company:

1.	Wolf Creek Nuclear Operating Corporation (WCNOC) is a Delaware Corporation with principal offices at 1550 Oxen Lane, N.E., Burlington, Kansas 66839. WCNOC operates the Wolf Creek Nuclear Generating Station on behalf of the plant’s owners.

B.	Westar Generating, Inc. (Westar Generating) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating is a wholly owned subsidiary of Westar Energy and holds a 40% interest in the State Line electric generating facility.

C.	Westar Industries, Inc. (Westar Industries) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Industries is a wholly owned subsidiary of Westar Energy and is a holding company for certain non-regulated business subsidiaries of Westar Energy.

D.	Western Resources (Bermuda), Ltd. (WR Bermuda) is a limited liability company formed under the laws of Bermuda with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. WR Bermuda is a wholly owned subsidiary of Westar Energy. WR Bermuda holds interests in international power projects. WR Bermuda holds interests in the following companies:

1.	CPI-Western Power Holdings, Ltd. (CPI) is a limited liability company formed under the laws of Bermuda with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. WR Bermuda owns 50% of CPI, which is a joint venture that holds interests in power generation projects in China. CPI owns 100% of the following company:

a.	Western Resources International, Ltd. (WRIL) is a limited liability company organized under the laws of Mauritius. WRIL holds interests in the following EWGs:

i.	Zhengzhou Dengwei Power Company, Ltd. is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

ii.	Zhengzhou Dengyuan Power Company, Ltd. is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

iii.	Zhengzhou Huadeng Power Company, Ltd. is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

iv.	Zhengzhou Huaxin Power Company, Ltd. is a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People’s Republic of China. This company is an EWG and 49% owned by WRIL.

E.	WR Receivables Corporation (WR Receivables) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WR Receivables is a wholly owned subsidiary of Westar Energy and a special purpose entity that, pursuant to an agreement with a group of financial institutions, acts as a conduit for the sale of the accounts receivables arising from the sale of electricity by Westar Energy and KGE to such financial institutions.

F.	Inactive companies and companies with immaterial assets and liabilities:

1.	AV One, Inc. (AV One) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. AV One is a dormant, wholly owned subsidiary of Westar Energy that was formerly an aviation services company.

2.	Consultron Nederland Teleshop B.V. (Consultron) is a corporation organized under the laws of the Netherlands with principal offices at Markendaalseweg 329, Boite19, NL, 4811KB Breda, Netherlands. Consultron is a dormant, wholly owned subsidiary of Westar Energy that was formerly a monitored security company.

3.	Protection One International, Inc. (PO International) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. PO International is a wholly owned subsidiary of Westar Industries that holds an escrow account relating to formerly-held international security alarm service companies.

4.	Residentie Alarmcentrale B.V. (Residentie) is a corporation organized under the laws of the Netherlands with principal offices at Jupiterkade 2 A, NL, 2516 ES Den Haag, The Netherlands. Residentie is a dormant, wholly owned subsidiary of Consultron that was formerly a monitored security company.

5.	The Kansas Power and Light Company (KPL) is a Kansas corporation with its principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. KPL is a dormant, wholly owned subsidiary of Westar Energy that is maintained to retain rights to the corporate name.

6.	The Wing Group International, Inc. (WGII) is an organization formed under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WGII is a dormant, wholly owned subsidiary of The Wing Group, Limited Company that was established to develop power generation projects.

7.	The Wing Group, Limited Company (WGLC) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WGLC is a wholly owned subsidiary of Westar Industries that, during 2004, held interests in international power generation projects.

8.	Westar Investments, Inc. (Westar Investments) is a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Investments is a wholly owned subsidiary of Westar Industries that holds security-related investments.

9.	Westar Limited Partners, Inc. (WLP) is a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WLP is a wholly owned subsidiary of Westar Industries that holds non-regulated investments associated with former partnerships.

10.	Western Resources I (Cayman Islands), Ltd. (Cayman I) is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Cayman I is a dormant, wholly owned subsidiary of WR Bermuda that was established to develop power generation projects.

11.	Western Resources II (Cayman Islands), Ltd. (Cayman II) is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Cayman II is a dormant, wholly owned subsidiary of Cayman I that was established to develop power generation projects.

ITEM 2. Description of The Properties of Claimant And Each of Its Subsidiary Public Utility Companies Used for the Generation, Transmission, and Distribution of Electric Energy for Sale.

A.	The principal electric generating stations of Westar Energy, all of which are located in Kansas, are as follows:

Name and Location	Accredited Capacity – MW (Westar Energy’s Share)
Coal
Jeffrey Energy Center, St. Marys	1,416.0
Lawrence Energy Center, Lawrence	548.0
Tecumseh Energy Center, Tecumseh	204.0

Subtotal	2,168.0

Gas/Oil
Gordon Evans, Colwich	299.0
Hutchinson Energy Center, Hutchinson	399.0
Abilene Energy Center, Abilene	72.0
Tecumseh Energy Center, Tecumseh	38.0

Subtotal	808.0

Diesel
Hutchinson Energy Center	80.0

Wind
Jeffrey Energy Center, St. Marys	1.0

Total Accredited Capacity	3,057.0

Westar Energy maintains 14 tie lines with 6 other public utilities to permit direct extra-high voltage interchange. Westar Energy is also a member of the Southwest Power Pool, the regional transmission organization for numerous electric utilities throughout the south-central United States.

Westar Energy owns a transmission and distribution system, that enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within Kansas.

B.	The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:

Name and Location	Accredited Capacity – MW (KGE’s Share)
Nuclear
Wolf Creek Generating Station, Burlington	548.0

Coal
LaCygne Station, LaCygne	681.0
Jeffrey Energy Center, St. Marys	443.0

Subtotal	1,124.0

Gas/Oil
Gordon Evans Energy Center, Colwich	532.0
Murray Gill Energy Center, Wichita	317.0
Neosho Energy Center, Parsons	63.0

Subtotal	912.0

Diesel
Gordon Evans Energy Center, Colwich	3.0

Wind
Jeffrey Energy Center, St. Marys	0.2

Total Accredited Capacity	2,587.2

KGE maintains 13 tie lines with 7 other public utilities to permit direct extra-high voltage interchange. Since KGE provides electric service together with the electric utility operations of Westar Energy, KGE is a member of the Southwest Power Pool through Westar Energy’s membership and does not have a separate membership.

KGE owns a transmission and distribution system that enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within Kansas.

C.	The principal electric generating stations of Westar Generating, all of which are located in Missouri and the output of which is wholly dedicated under a long-term contract to its parent, Westar Energy, are as follows:

Name and Location	Accredited Capacity – MW (Westar Generating’s share)
Gas
State Line, Joplin	200.0

ITEM 3. Information for the Last Calendar Year with Respect to Claimant and Each of its Subsidiary Public Utility Companies.

A.	Number of KWH of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail:

For the year ended December 31, 2004, Westar Energy sold 9,225,171,000 KWH of electric energy at retail and 5,466,439,000 KWH of electric energy at wholesale. For the year ended December 31, 2004, KGE sold 9,138,913,000 KWH of electric energy at retail and 3,220,981,000 KWH of electric energy at wholesale. In addition, for the year ended December 31, 2004, Westar Energy’s energy marketing group sold 8,895,048,000 KWH of electric energy at wholesale. For the year ended December 31, 2004, Westar Generating sold 230,764,000 KWH of electric energy at wholesale, all of which was sold to its parent, Westar Energy. For the year ended December 31, 2004, neither Westar Energy nor its subsidiaries distributed natural or manufactured gas at retail.

B.	Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each company is organized:

For the year ended December 31, 2004, neither Westar Energy nor its subsidiaries distributed or sold electric energy or natural or manufactured gas at retail outside of Kansas.

C.	Number of KWH of electric energy and MCF of natural and manufactured gas sold at wholesale outside the State in which each company is organized:

For the year ended December 31, 2004, Westar Energy sold, at wholesale, 859,039,000 KWH of electric energy to entities outside of Kansas through interconnections located both within and outside of Kansas. For the year ended December 31, 2004, KGE sold, at wholesale, 2,603,594,000 KWH of electric energy to entities outside of Kansas through interconnections located both within and outside of Kansas. In addition, for the year ended December 31, 2004, Westar Energy’s energy marketing group sold 8,895,048,000 KWH of electric energy at wholesale to entities outside of Kansas. For the year ended December 31, 2004, Westar Generating sold 230,764,000 KWH of electric energy at wholesale, all of which was sold to its parent, Westar Energy. For the year ended December 31, 2004, neither Westar Energy nor its subsidiaries owned any natural or manufactured gas distribution assets and did not sell any natural or manufactured gas at wholesale outside the state of Kansas, except for sales of natural or manufactured gas that were completed in connection with trading or hedging activities or used in electric generating facilities.

D.	Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the State in which each company is organized:

For the year ended December 31, 2004, Westar Energy purchased 558,999,000 KWH of electric energy from outside of Kansas or at the Kansas state line including 230,764,000 KWH of electric energy it purchased from its wholly owned subsidiary, Westar Generating. For the year ended December 31, 2004, KGE purchased 512,215,000 KWH of electric energy from outside of the state of Kansas or at the Kansas state line. In addition, for the year ended December 31, 2004, Westar Energy’s energy marketing group purchased 8,972,669,000 KWH of electric energy at wholesale. For the year ended December 31, 2004, neither Westar Energy nor its subsidiaries owned any natural or manufactured gas distribution assets and did not purchase any natural or manufactured gas from outside the state of Kansas, except for purchases of natural or manufactured gas that were completed in connection with energy marketing activities or used in electric generating facilities.

ITEM 4. Information for the Reporting Period with Respect to Claimant and Each Interest it Holds Directly or Indirectly in an EWG or a Foreign Utility Company.

4.1	Zhengzhou Dengwei Power Company, Ltd.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Dengwei Power Company, Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone,
Dengfeng Municipality, Henan Province
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

WRIL owns a 49% interest in Zhengzhou Dengwei Power Company, Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $5.2 million as registered paid-in capital
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	US $14.8 million
Earnings:	US $1.4 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.2	Zhengzhou Dengyuan Power Company, Ltd.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Dengyuan Power Company, Ltd.
Address:	Yangcheng Industrial Zone,
Dengfeng Municipality, Henan Province
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

WRIL owns a 49% interest in Zhengzhou Dengyuan Power Company, Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.9 million as registered paid-in capital
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	US $14.8 million
Earnings:	US $1.9 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.3	Zhengzhou Huadeng Power Company, Ltd.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Huadeng Power Company, Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone
Dengfeng Municipality, Henan Province
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

WRIL owns a 49% equity interest in Zhengzhou Huadeng Power Company, Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.4 million as registered paid-in capital
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Registered paid-in capital of approximately US $14.8 million
Earnings:	US $2.1 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

4.4	Zhengzhou Huaxin Power Company, Ltd.

A.	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

Name of EWG:	Zhengzhou Huaxin Power Company, Ltd.
Address:	Yangcheng Industrial Zone
Dengfeng Industrial Zone
Dengfeng Municipality, Henan Province
Location:	Dengfeng Municipality, Henan Province, People’s Republic of China
Facility:	55 MW coal-fired generating unit

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

WRIL owns a 49% equity interest in Zhengzhou Huaxin Power Company, Ltd.

C.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

Capital Invested:	Approximately US $4.4 million as registered paid-in capital
Guarantees:	None
Other Obligations:	None

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period:

Capitalization:	Registered paid-in capital of approximately US $14.8 million
Earnings:	US $1.8 million

E.	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

Westar Energy, Inc.

By:	/s/ Mark A. Ruelle
Mark A. Ruelle,
Executive Vice President and
Chief Financial Officer

CORPORATE SEAL

Attest:

By:	/s/ Larry D. Irick
Larry D. Irick,
Vice President, General Counsel and
Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Larry D. Irick

Vice President, General Counsel and Corporate Secretary

Westar Energy, Inc.

P.O. Box 889

818 South Kansas Avenue

Topeka, Kansas 66601

(785)575-1625

(785)575-8136 (FAX)

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See Introductory Note to this Form U-3A-2.

A-1

EXHIBIT B

An organizational chart showing the relationship of each EWG to associate companies in the holding company system.

B-1